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                                                                    Exhibit 99.6



F O R    I M M E D I A T E    R E L E A S E



                                                   March 16, 1999
                                                   For more information contact:
                                                   Erin Ibele - (419) 247-2800
                                                   Ed Lange - (419) 247-2800



                        HEALTH CARE REIT, INC. ANNOUNCES
                  SALE OF $50 MILLION OF SENIOR UNSECURED NOTES


Toledo, Ohio, March 16, 1999..... HEALTH CARE REIT, INC. (NYSE/HCN) announced today the sale of $50 million of 8.17% senior unsecured notes due March 15, 2006. The notes are rated "Ba1" by Moody's Investors Service, "BBB-" by Standard & Poor's Corporation and "BBB-" by Duff & Phelps Credit Rating Co.

The net proceeds from the sale of the notes will be used to repay borrowings under the company's revolving lines of credit arrangements and invest in additional health care property investments.

Legg Mason Wood Walker, Incorporated acted as the sole underwriter for the offering.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. At December 31, 1998, the company had investments in 224 health care facilities in 34 states and had total assets of approximately $1.1 billion.


    For more information on Health Care REIT, Inc., via facsimile at no cost, dial 1-800-PRO-INFO and enter the company code -- HCN.


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